200 Sandpointe Avenue I Suite 700
Santa Ana, CA 92707-5759 657.335.3665 www.ducommun.com

December 3, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ducommun Incorporated
Registration Statement on Form S-3
File No. 333-234808

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Ducommun Incorporated, a Delaware corporation (the “Company”), hereby respectfully requests that the effectiveness of its Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on December 5, 2019 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company also respectfully requests that you confirm the Registration Statement has been declared effective by notifying Justin Reinus of Winston & Strawn LLP at 213.615.1966.

Should you have any questions regarding this request, please contact Justin Reinus of Winston & Strawn LLP at 213.615.1966. Thank you for your attention to this matter.

Very truly yours,

DUCOMMUN INCORPORATED

By:	/s/ Christopher D. Wampler
Christopher D. Wampler
Vice President, Interim Chief Financial Officer and Treasurer, and Controller and Chief Accounting Officer